Austrian

RECEIVED

2006 NOV -7 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06018208

SUPPL

November 2, 2006

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

20000496

Austrian

November 2, 2006

Ad-hoc Release

SUPERVISORY BOARD APPROVES ACCELERATION OF LONG-HAUL RESTRUCTURING AND FLEET HARMONISATION

Resolution passed to cut four Airbus A330 aircraft to achieve fundamental consolidation of Austrian long-haul programme

In an Extraordinary Meeting held on 1 November 2006, the Supervisory Board of Austrian Airlines AG has approved the proposal of the Board of Management to cut the Airbus A330 fleet, which consists of four long-haul aircraft, starting in 2007, in addition to disposing of both Airbus A340-300 aircraft in 2007. This move will introduce a fundamental repositioning of the Austrian long-haul programme and represents a decisive step in the process of fleet harmonisation.

The reduction of the long-haul fleet will streamline the Austrian long-range route network. In concrete terms, scheduled services to Shanghai will be terminated from 7 January 2007, flights to Phuket, Mauritius and Colombo/Male from the end of April, and those to Kathmandu in May 2007. Lauda Air will withdraw from the long-haul charter segment in 2007. The routes to the cities of Karachi in Pakistan and Chennai (Madras) in India that have been under evaluation will not be opened up. The new US destination Chicago will be incorporated into the network from 29 May 2007.

The adjustment of routes that generate losses due to insufficient direct traffic share is a precondition for profitable growth in the future. As a consequence of these restructuring measures the Group expects - based on the losses accumulated in the current year on the respective routes – a positive contribution up to EUR 40m per year, which will - according to the Management Board assumption - reach its full-year effect as of 2009, after cutback of costs related to these measures.

not be offered, sold or delivered within the USA or to U.S. persons absent from registration under or an applicable exemption from the registration requirements of the United States securities laws.

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@austrian.com / mailto:johann.jurceka@austrian.com / mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

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